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MAR 03 2008

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48921

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Higgins Capital Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2223 Avenida De La Playa, Suite 210
(No. and Street)

La Jolla, (City) California (State) 92037 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Raymond L. Higgins 858-459-2993
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA
(Name – *if individual, state last, first, middle name*)

11300 West Olympic Blvd., Suite 875 Los Angeles, CA 90064
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 28 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TA 3/24

OATH OR AFFIRMATION

I, Raymond L. Higgins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Higgins Capital Management, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CEO

Title

Notary Public

CHARLOTTE MITCHELL
Commission # 1619551
Notary Public - California
San Diego County
My Comm. Expires Dec 4, 2009

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

_______________________ Signature of Document Signer No. 1

_______________________ Signature of Document Signer No. 2 (if any)

State of California

County of SAN DIEGO

Subscribed and sworn to (or affirmed) before me on this 11 (Date) day of FEBRUARY (Month), 2008 (Year), by

(1) RAYMOND L. HIGGINS, (Name of Signer)

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) N/A, (Name of Signer)

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Signature [signature] (Signature of Notary Public)

CHARLOTTE MITCHELL
Commission # 1619551
Notary Public - California
San Diego County
My Comm. Expires Dec 4, 2009

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Audited Report Oath or Affirmation

Document Date: 2/11/08 Number of Pages: ________

Signer(s) Other Than Named Above: ________________

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2007

HIGGINS CAPITAL MANAGEMENT, INC.

2223 AVENIDA DE LA PLAYA, SUITE 210

LA JOLLA, CALIFORNIA 92037

CONTENTS

PART I

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

REPORT OF INDEPENDENT AUDITOR

Board of Directors
Higgins Capital Management, Inc.
La Jolla, California

I have audited the accompanying statement of financial condition of Higgins Capital Management, Inc., as of December 31, 2007 and related statements of operations, cash flows, and changes in stockholders' equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of Higgins Capital Management, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Higgins Capital Management, Inc. as of December 31, 2007 and the results of its operations and cash flows for the year then ended in conformity with the accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental information on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Pages 8 and 9 include supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Joseph Yafeh, CPA

Los Angeles, California
February 7, 2008

HIGGINS CAPITAL MANAGEMENT, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash in Bank	$ 68,260
Commissions Receivable	24,727
Clearing Broker's Deposit	50,000
Securities	51,764
Automobile, net of depreciation $26,660	654
Deposits - Lease	1,630
Demand Note - Stockholders	22,500
Total Assets	$219,535

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts Payable	$ 6,471
Accrued Expenses	25,776
Income Tax Payable	2,490
Total Liabilities	34,737
Stockholders' Equity	
Common Stock - Authorized 1,000,000 Shares; issued and outstanding 10,000 shares at a stated value of $1.00 per share	10,000
Paid-in-Capital	17,875
Retained Earnings	156,923
Total Stockholders' Equity	$184,798
Total Liabilities and Stockholders' Equity	$219,535

See Accompanying Notes to the Financial Statements

HIGGINS CAPITAL MANAGEMENT, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2007

Revenue:	
Commissions	$ 270,755
Realized Gains	1,907
Unrealized (Loss)	(3,402)
Other	55,353
Total Revenue	324,613
Operating Expenses (Schedule Page 10)	316,387
Income Before Income Taxes	8,226
Income Taxes	(3,290)
Net Income	$ 4,936

See Accompanying Notes to the Financial Statements

HIGGINS CAPITAL MANAGEMENT, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2007

	Shares Issued	Common Stock	Paid-In Capital	Retained Earnings	Stockholders' Equity
Balance December 31, 2006	10,000	$10,000	$17,875	$ 151,987	$ 179,862
Net Income				4,936	4,936
Balance December 31, 2007	10,000	$10,000	$17,875	$ 156,923	$ 184,798

See Accompanying Notes to the Financial Statements

HIGGINS CAPITAL MANAGEMENT, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2007

Cash Flows from Operations:	
Net Income	$ 4,936
Depreciation	2,950
Commissions Receivable	(6,045)
Securities	2,159
Accounts Payable	(7,861)
Accrued Expenses	12,858
Income Tax Liability	1,274
Cash Flows Provided from Operations	10,271
Acquisition Activities:	0
Investing Activities	0
Increase in Cash	10,271
Cash in Bank, beginning	57,989
Cash in Bank, ending	$ 68,260
Supplemental Data:	
Interest Paid	$ 0
Income Tax Liability	$ 3,290

See Accompanying Notes to the Financial Statements

HIGGINS CAPITAL MANAGEMENT, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

NOTE 1 - PRESENTATION

Higgins Capital Management, Inc., the Company, was incorporated June 24, 1996 and approved as a broker-dealer by the NASD on February 18, 1997. The NASD and NYSE Member Regulation consolidated in 2007 to form the Financial Industry Regulatory Agency ("FINRA").

NOTE 2 - NATURE OF BUSINESS

The Company is registered under SEC Rule 15c3-3(k)(2)(ii) which provides that all the funds and securities belonging to the Company's customers are handled by a correspondent broker-dealer. The Company has a clearing agreement with RBC Dain Rauscher. The Company's deposits are as follows:

Securities	$50,180
Cash	1,584
	$51,764

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Commission Revenue is recognized on a "Settlement Date Basis." Securities are valued at market.

NOTE 4 - NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum of net capital as defined under such provisions. See page 8 for the computation of net capital.

At December 31, 2007, the Company had a net capital of $147,343 and a net capital requirement of $25,000. The Company's percentage of aggregate indebtedness to net capital was 24%.

NOTE 5 - OFF BALANCE - SHEET RISK

As discussed in Note 2, the customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customers' transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that a customer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker/dealer.

NOTE 6 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumption that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 7 - INCOME TAXES

The Company files its income tax returns on the cash basis. The provision for taxes is comprised as follows:

Federal Current	$ 2,490
State Current	800
	$ 3,290

NOTE 8 – COMMITMENTS

The Company's lease expires on March 31, 2009. Future lease payments are:

2008	23,129
2009	5,824
	$28,953

NOTE 9 – EXEMPTION FROM THE SEC RULE 15C-3

Higgins Capital Management, Inc. is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Therefore, Higgins Capital Management, Inc. is exempt from provisions under the SEC Rule 15c3-3, Customer Protection – Reserves and Custody of Security under Rule 15c3-3 paragraph K 2 ii.

In addition, the Company is exempt from the Possession or Control Requirements under Rule 15c3-3 paragraph K 2 ii.

HIGGINS CAPITAL MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1
DECEMBER 31, 2007

COMPUTATION OF NET CAPITAL	
Total stockholders' equity from statement of financial condition	$ 184,798
Less: Non allowable assets - Page 9	(24,784)
Less: Haircuts	(12,671)
NET CAPITAL	$ 147,343
COMPUTATION OF NET CAPITAL REQUIREMENTS	
Minimum net capital required 6-2/3 of total liabilities	$ 2,316
Minimum dollar net capital required	$ 25,000
Net Capital required greater of above amounts	$ 25,000
EXCESS CAPITAL	$122,343
Excess net capital at 1000% (net capital) less 10% of aggregate indebtedness	$143,869
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities (from Statement of Financial Condition)	$ 34,737
Percentage of aggregate indebtedness to net capital	24%
Percentage of debt to equity to total Computed in accordance with Rule 15c3-1(d)	N/A

RECONCILIATION

The following is a reconciliation as of December 31, 2007 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4).

NET CAPITAL UNAUDITED	$142,864
Outstanding checks voided	1,246
Depreciation expense	(2,950)
Unrecorded liabilities	(6,471)
Expenses recorded twice	12,654
NET CAPITAL AUDITED	$147,343

See Accompanying Notes to Financial Statements

HIGGINS CAPITAL MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2007

SCHEDULE FOR NON ALLOWABLE ASSETS

Automobile		$ 654
Deposit - Lease		1,630
Demand Note - Receivable		22,500
		$ 24,784

HAIRCUTS

Equity Securities – 15% x $50,180		$ 7,527
Undue Concentration:		
Equities	$50,180	
Net Capital before Haircuts -- $158,837		
x 10%	15,884	
	34,296	
x 15%		5,144
		$ 12,671

See Accompanying Notes to the Financial Statements

HIGGINS CAPITAL MANAGEMENT, INC.
SCHEDULE OF OPERATING EXPENSES
YEAR ENDED DECEMBER 31, 2007

Automobile	$ 25,078
Broker Expense	47,299
Compliance	5,934
Depreciation	2,950
Information Technology	45,639
Insurance	20,671
Legal & Professional	6,991
Licenses and Fees	709
Marketing	26,449
Medical Pay Plan	11,474
FINRA Expenses	2,539
Office Expense	17,426
Payroll Expenses	65,695
Rent	30,915
Taxes	1,741
Travel and Entertainment	4,877
Total Operating Expenses	$316,387

PART II

HIGGINS CAPITAL MANAGEMENT, INC.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2007

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

REPORT OF INDEPENDENT ACCOUNT
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC Rule 17a-5

To the Board of Directors
Higgins Capital Management, Inc.
La Jolla, California

In planning and performing my audit of the financial statements of Higgins Capital Management, Inc. (the "Company") for the year ended December 31, 2007, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

Board of Directors
Higgins Capital Management, Inc.
La Jolla, California

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, which I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA

Los Angeles, California
February 7, 2008

END